UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 5

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2024

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

David Brulotte

Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Catherine M. Clarkin	Guillaume Pichard
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	390, boulevard Charest Est
New York, N.Y. 10004-2498	Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (the "Annual Report") as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.6)	"Update on Québec's Economic and Financial Situation - Fall 2024";

(99.7)	"Québec's Economic and Financial Summary, Thursday, November 21, 2024".

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 5 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Guillaume Pichard

Name:	Guillaume Pichard

Title:	Assistant Deputy Minister

Date: November 26, 2024